UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Big 5 Sporting Goods Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title Class of Securities)

08915P101
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08915P101	Page 1 of 3

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 1,074,482
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 1,074,482
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,074,482
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 4.9%
14	Type of Reporting Person: PN

CUSIP No. 08915P101	Page 2 of 3

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 1,074,482
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 1,074,482
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,074,482
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 4.9%
14	Type of Reporting Person: CO

CUSIP No. 08915P101	Page 3 of 3

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 1,074,482
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 1,074,482
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,074,482
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 4.9%
14	Type of Reporting Person: CO

Introduction

This Amendment No. 6 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.01 par value per share (the “Shares”) of Big 5 Sporting Goods Corporation, a Delaware corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons on March 6, 2008, as heretofore amended.  This Amendment No. 6 to Schedule 13D is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.

Item 5.                 Interest in Securities of the Issuer.

Items 5(a)-(c), (e) are hereby amended and restated in their entirety as follows:

(a)           The Shares reported herein are held directly by Sagard.  As of March 11, 2013, each Reporting Person beneficially owned 1,074,482 Shares, which represented 4.9% of the outstanding Shares, based upon 21,774,448 Shares outstanding on February 22, 2013, as reflected in the Issuer’s Form 10-K filed February 27, 2013.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of March 11, 2013.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote:  1,074,482

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  1,074,482

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)	The following transactions have been effected by Sagard over the last 60 days through March 11, 2013:

Sales

Trade Date	Price	Quantity

2/5/2013	$13.4755	45,895
2/5/2013	$13.4755	22,005
2/6/2013	$13.7004	25,000
2/7/2013	$13.9500	20,000
2/7/2013	$14.0196	35,000
2/8/2013	$14.1334	19,100
2/11/2013	$14.2276	23,000
2/12/2013	$14.3425	50,000
2/12/2013	$14.4284	25,000
2/13/2013	$14.3166	14,900
2/14/2013	$14.3665	9,200
2/15/2013	$13.9631	5,200
2/19/2013	$14.1569	15,700
2/20/2013	$14.1376	25,000
2/21/2013	$14.4290	1,000
2/22/2013	$14.3459	25,000
2/25/2013	$15.3813	2,400
2/25/2013	$15.2500	50,000
2/26/2013	$15.2715	16,800
2/27/2013	$16.1204	41,200
2/28/2013	$15.7033	50,000
3/1/2013	$15.3068	18,408
3/4/2013	$15.7500	11,400
3/4/2013	$15.7776	75,000
3/5/2013	$15.8992	56,000
3/5/2013	$15.8509	25,000
3/6/2013	$15.6959	19,300
3/6/2013	$15.8097	20,000
3/7/2013	$15.5909	20,200
3/7/2013	$15.7000	20,000
3/8/2013	$15.7703	24,229
3/11/2013	$15.6752	19,705
3/11/2013	$15.7402	15,000
3/11/2013	$15.7550	6,900
3/11/2013	$15.6000	15,000

Note:  Sales of Shares from February 5, 2013 through March 1, 2013 which are reflected in the preceding table have previously been reported in Amendment No. 5 to Schedule 13D.

(e)           On March 11, 2013, the Reporting Persons ceased to beneficially own over 5.0% of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 11, 2013

SAGARD CAPITAL PARTNERS, L.P.

By:	Sagard Capital Partners GP, Inc., its general partner

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President

SAGARD CAPITAL PARTNERS GP, INC.

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President